SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of: December 2004

                         Commission File Number 0-18939


                            CORAL GOLD RESOURCES LTD.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                         Form 20-F   [X]     Form 40-F   [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                         Yes   [ ]           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On December 17, 2004, Coral Gold Resources Ltd. filed its Interim Financial Statements and Management Discussion and Analysis for the period ended October 31, 2004 with the British Columbia Securities Commission.

         Exhibit No.          Description
         -----------          -----------
              99.1            Letter to British Columbia  Securities  Commission
                              dated December 17, 2004

              99.2 Consolidated Interim Financial Statements for the quarter ended October 31, 2004 (unaudited)

              99.3            Management's  Discussion  and  Analysis  for   the
                              quarter ended October 31, 2004

              99.4            Certification   of   Interim  Filing  by the Chief
                              Executive Officer

              99.5            Certification   of   Interim  Filing  by the Chief
                              Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       CORAL GOLD RESOURCES LTD.
                                                       (Registrant)




Date:   December 23, 2004                              /s/ David Wolfin
        ---------------------------                    -------------------------
                                                       David Wolfin, Director

                                  Exhibit Index
                                  -------------


         Exhibit No.            Description
         -----------            -----------
              99.1              Letter to British Columbia Securities Commission
                                dated December 17, 2004

              99.2 Consolidated Interim Financial Statements for the quarter ended October 31, 2004 (unaudited)

              99.3 Management's Discussion and Analysis for the quarter ended October 31, 2004

              99.4              Certification  of  Interim  Filing  by the Chief
                                Executive Officer

              99.5              Certification  of  Interim  Filing  by the Chief
                                Financial Officer